UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)*

ARGOS THERAPEUTICS, INC.
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)

040221 103
(CUSIP Number)

Pharmstandard International S.A 10a, rue Henri Schnadt Luxembourg, N4 L-2530 +352 24840131
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with copies to: Marko Zatylny Ropes & Gray LLP 1900 University Avenue 6th Floor East Palo Alto, CA 94303-2284 (650) 617-4000

October 7, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [   ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 040221 103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) PHARMSTANDARD INTERNATIONAL S.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Luxembourg
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 18,362,883
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 18,362,883
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,362,883
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 39.6% [1]
14.	Type of Reporting Person (See Instructions) CO

[1]	The percentage is based upon 46,317,299 shares of the Issuer's common stock, which is comprised of (i) 41,196,695 shares of the Issuer's common stock outstanding as of August 8, 2016, as reported in the Issuer's Form 10-Q for the quarterly period ended June 30, 2016 and (ii) 1,772,727 warrants issued to Pharmstandard International S.A. on August 2, 2016 (see Item 4 below), 2,008,726 warrants issued to Pharmstandard International S.A. on June 29, 2016 (see Item 4 below) and 1,339,151 warrants issued to Pharmstandard International S.A. on March 14, 2016 (see Item 4 below).

CUSIP No. 040221 103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) PUBLIC JOINT STOCK COMPANY PHARMSTANDARD
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Russian Federation
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 18,362,883
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 18,362,883
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,362,883
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 39.6% [1]
14.	Type of Reporting Person (See Instructions) HC

[1]	The percentage is based upon 46,317,299 shares of the Issuer's common stock, which is comprised of (i) 41,196,695 shares of the Issuer's common stock outstanding as of August 8, 2016, as reported in the Issuer's Form 10-Q for the quarterly period ended June 30, 2016 and (ii) 1,772,727 warrants issued to Pharmstandard International S.A. on August 2, 2016 (see Item 4 below), 2,008,726 warrants issued to Pharmstandard International S.A. on June 29, 2016 (see Item 4 below) and 1,339,151 warrants issued to Pharmstandard International S.A. on March 14, 2016 (see Item 4 below).

CUSIP No. 040221 103

PREAMBLE

This Amendment No. 4 amends and supplements the Amendment No. 3 to Schedule 13D (this "Schedule 13D") filed with the Securities and Exchange Commission on August 18, 2016 by (i) Pharmstandard International S.A. ("Pharmstandard International") and (ii) Public Joint Stock Company Pharmstandard ("Pharmstandard" and together with Pharmstandard International, the "Reporting Persons"), with respect to the common stock, par value $0.001 per share (the "Common Shares") of Argos Therapeutics, Inc. (the "Issuer" or the "Company").
The Reporting Persons previously filed their beneficial ownership in the Company on Amendment No. 3 to Schedule 13D filed with the Securities and Exchange Commission on August 18, 2016.

ITEM 1. SECURITY AND ISSUER.
The title and class of equity securities to which this Schedule 13D relates are the common stock, par value $0.001 per share (the "Common Stock"), of the Company. The Common Stock is listed on The NASDAQ Global Market under the symbol "ARGS." The address of the principal executive offices of the Company is 4233 Technology Drive, Durham, North Carolina 27704.

ITEM 2. IDENTITY AND BACKGROUND.
(a) This Statement is being jointly filed by the following persons (each a "Reporting Person" and collectively, the "Reporting Persons"): (1) Pharmstandard International and (2) Pharmstandard. Pharmstandard International is a wholly-owned subsidiary of Pharmstandard. The agreement among the Reporting Persons relating to the joint filing of this Statement is attached to this Statement as Exhibit 99.1.
Based on the transactions described in Item 4 below, the Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Act. See Item 4 below.
(b) The business address of Pharmstandard International is 10A, rue Henri Schnadt, N4 L-2530 Luxembourg. The business address of Pharmstandard is Likhachevsky Drive 5 "B", Moscow region, Dolgoprudny town, Russian Federation 141700.
(c) Pharmstandard International is engaged in the acquisition, holding and disposition of interests in various companies for investment purposes and to take all actions incident thereto. Pharmstandard is principally engaged as a holding company of investment vehicles, including Pharmstandard International.
(d) During the last five years, no Reporting Person has been convicted in any criminal proceeding (excluding traffic violations or other minor offenses).
(e) During the last five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Pharmstandard International is organized under the laws of Luxembourg. Pharmstandard is organized under the laws of Russia.

CUSIP No. 040221 103

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
The information set forth in or incorporated by reference in Items 2, 4 and 5 of this statement is incorporated by reference in its entirety into this Item 3.
The aggregate number of Common Stock beneficially owned by the Reporting Persons is 18,362,883. The source of the funds used to purchase these shares was funds available to Pharmstandard International and affiliates thereof, including capital contributions from investors.

ITEM 4. PURPOSE OF TRANSACTION.

This Amendment No. 4 is being filed to report a change in beneficial ownership of approximately one percent of the Common Stock of the Issuer as a result of the purchases reported in Item 5(c) of this Amendment No 4.
Pharmstandard International purchased the Common Stock based on the belief that such securities, when purchased, represented an attractive investment opportunity. Although no Reporting Persons have any specific plan or proposal to acquire or dispose of the Common Stock, consistent with their investment purposes, each of the Reporting Persons at any time and from time to time may acquire additional Common Stock or dispose of any or all of their Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons, and/or other investment considerations. The purpose of the acquisitions of the Common Stock was for investment, and the acquisitions of the Common Stock were made in the ordinary course of business and were not made for the purpose of acquiring control of the Issuer.
As previously disclosed, on July 28, 2016, the Company entered into an underwriting agreement (the "Underwriting Agreement") with Stifel, Nicolaus & Company, Incorporated and JMP Securities LLC as representatives of the several underwriters (collectively, the "Underwriters"), relating to an underwritten public offering of 9,090,909 shares of the Company's Common Stock (the "Shares") and warrants to purchase up to an aggregate of 6,818,181 shares of Common Stock (the "Warrants," and, together with the Shares, the "Securities"). The Shares and Warrants were sold in combination, with one Warrant to purchase up to 0.75 of a share of Common Stock accompanying each share of Common Stock sold. All of the Securities were sold by the Company. The offering price to the public was $5.50 per share of Common Stock and accompanying Warrant. The Underwriters agreed to purchase the Securities from the Company pursuant to the Underwriting Agreement at a price of $5.50 per Share of Common Stock and accompanying Warrant with respect to Securities being purchased by certain of the Company's investors and at a price of $5.17 per Share and accompanying Warrant with respect to all other investors. The Warrants have an exercise price of $5.50 per share, are exercisable immediately upon initial issuance and will expire on August 2, 2021. Of the amount of Securities offered by the Company, Pharmstandard International purchased a total of 2,363,636 Shares and Warrants to purchase a total of 1,772,727 Shares. The offering of the Securities closed on August 2, 2016.
As previously disclosed, on March 4, 2016, Pharmstandard International and certain other investors entered into a securities purchase agreement (the "Securities Purchase Agreement") with the Company, pursuant to which the Company will issue and sell an aggregate of up to $60 million of the Company's Shares and warrants to purchase shares of Common Stock (the "Warrant Shares") in a private placement (the "Financing"). The Financing will take place in up to three tranches. Under the Securities Purchase Agreement, at the initial closing, which occurred on March 14, 2016, the Company sold to investors an aggregate of 3,652,430 Shares and Warrant Shares to purchase a total of 2,739,323 shares of Common Stock (0.75 shares of Common Stock for each Share purchased), at a purchase price per Share and accompanying Warrant equal to $5.44375 (the "Purchase Price"). Of this amount, Pharmstandard International purchased a total of 1,785,534 Shares and Warrant Shares to purchase a total of 1,339,151 shares of Common Stock. The Warrant Shares have an exercise price of $5.35 per share, are immediately exercisable and will expire on the fifth anniversary of the date of issuance.
At the second closing, which occurred on June 29, 2016, the Company sold to investors a total of 5,478,672 Shares and Warrant Shares to purchase a total of 4,109,005 shares of Common Stock, based on a purchase price per Share and accompanying Warrant Share equal to the Purchase Price. Of this amount, Pharmstandard International has agreed to purchase a total of 2,678,301 Shares and Warrant Shares to purchase a total of 2,008,726 shares of Common Stock. The Warrant Shares have an exercise price of $5.35 per share, are immediately exercisable and will expire on the fifth anniversary of the date of issuance.

CUSIP No. 040221 103
Under the Securities Purchase Agreement, Pharmstandard International has agreed that, at the Company's option following the satisfaction of certain conditions, but no later than February 28, 2017, it shall purchase at the third closing up to $10,292,563 of Shares (without Warrant Shares) at a price per Share equal to the lesser of (i) $5.35 and (ii) the fair market value of the Company's Common Stock at the time the Company exercises its option (but not lower than $1.50 per Share). Pharmstandard International's obligation to purchase shares at the third closing is subject to the Independent Data Monitoring Committee (the "IDMC") having held its regular meeting after the June 2016 IDMC meeting (currently anticipated to be held in November or December 2016) (the "Second IDMC Meeting") and having made a recommendation at or following the Second IDMC Meeting for the Company's ongoing pivotal phase 3 clinical trial of AGS-003 (the "ADAPT Study") that the Company (a) continue the ADAPT Study or (b) discontinue the ADAPT Study based on favorable efficacy data, and the Company's cash position at such time. The dollar amount of Shares to be purchased by Pharmstandard International at the third closing is subject to reduction on a dollar-for-dollar basis for certain cash amounts raised by the Company after the initial closing through equity or debt financings or collaborations.

In connection with the Financing, Pharmstandard International has agreed, to the extent that and for so long as the total voting power of voting securities of the Company beneficially owned by Pharmstandard International and its affiliates, and any other persons whose beneficial ownership of the Company's Common Stock would be aggregated with Pharmstandard International for purposes of Section 13(d) of the Act, exceeds 33% of the voting power of the total number of voting securities of the Company then outstanding, in any election of directors and in any other matter submitted to a general vote of the stockholders of the Company (whether taken at an annual or special meeting of stockholders or by written action) Pharmstandard International shall and shall cause its affiliates and such other persons whose beneficial ownership of the Company's Common Stock would be aggregated with Pharmstandard International for purposes of Section 13(d) of the Act to vote such number of voting securities of the Company which exceed 33% of the voting power of the total number of voting securities of the Company then  outstanding in the same manner as and in the same proportion to the votes cast on the matter by the other holders of voting securities of the Company
Except as indicated above, the Reporting Persons have no plans or proposals which relate to or would result in any of the actions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
The information set forth and/or incorporated by reference in Items 2, 3 and 4 is hereby incorporated by reference into this Item 5.
(a) The aggregate number of Common Stock and the percentage of total outstanding Common Stock beneficially owned by the Reporting Persons is set forth below. References to percentage ownerships of Common Stock are based upon 46,317,299 shares of the Company's Common Stock, which is comprised of (i) 41,196,695 shares of the Company's Common Stock outstanding as of August 8, 2016, as reported in the Company's Form 10-Q for the quarterly period ended June 30, 2016 and (ii) 1,772,727 warrants issued to Pharmstandard International S.A. on August 2, 2016 (see Item 4 above), 2,008,726 warrants issued to Pharmstandard International S.A. on June 29, 2016 (see Item 4 above) and 1,339,151 warrants issued to Pharmstandard International S.A. on March 14, 2016 (see Item 4 above). Pursuant to Rule 13d-3 of the Act, the Reporting Persons may be deemed to beneficially own 18,362,883 shares of Common Stock of the Company, representing approximately 39.6% of the outstanding Common Stock of the Company. The filing of this Statement shall not be construed as an admission that a Reporting Person beneficially owns those shares held by any other Reporting Person.
Pharmstandard International beneficially owns 18,362,883 shares of Common Stock, which represents approximately 39.6% of the outstanding Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.
Pharmstandard, as the parent of Pharmstandard International, may be deemed to beneficially own an aggregate of 18,362,883 shares of Common Stock, which represents approximately 39.6% of the outstanding Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.
(b) The amount of Common Stock as to which each of the Reporting Persons has sole or shared power to vote, direct the vote, dispose or direct the disposition are as set forth in rows seven through ten of the cover pages hereof. The information set forth in Item 2 is hereby incorporated by reference into this Item 5(b).

CUSIP No. 040221 103
(c) The trading dates, number of shares of Common Stock purchased or sold, and the price per share for all transactions by the Reporting Persons in the shares of Common Stock within the last 60 days except for those previously reported on Schedule 13D, are set forth below:

Reporting Person	Date	Price Per Share	Number of Shares Purchased / (Sold)
Pharmstandard International	8/21/2016	$4.23(1)	53,524
Pharmstandard International	8/22/2016	$4.26(2)	21,950
Pharmstandard International	8/23/2016	$4.36(3)	9,599
Pharmstandard International	8/24/2016	$4.55(4)	57,772
Pharmstandard International	8/25/2016	$4.57(5)	55,224
Pharmstandard International	9/1/2016	$4.78(6)	16,977
Pharmstandard International	9/15/2016	$4.76(7)	15,880
Pharmstandard International	9/16/2016	$4.78(8)	36,632
Pharmstandard International	9/19/2016	$4.74(9)	5,580
Pharmstandard International	9/20/2016	$4.77(10)	41,259
Pharmstandard International	9/28/2016	$4.54(11)	28,518
Pharmstandard International	9/29/2016	$4.60(12)	15,100
Pharmstandard International	9/30/2016	$4.71(13)	30,232
Pharmstandard International	10/3/2016	$4.70(14)	11,308
Pharmstandard International	10/4/2016	$4.69(15)	7,164
Pharmstandard International	10/5/2016	$4.85	900
Pharmstandard International	10/6/2016	$4.81(16)	2,640
Pharmstandard International	10/7/2016	$4.73(17)	21,000

(1) The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $4.13 to $4.25, inclusive. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range.
(2) The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $4.24 to $4.27, inclusive. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range.
(3) The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $4.30 to $4.40, inclusive. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range.
(4) The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $4.46 to $4.60, inclusive. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range.
(5) The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $4.55 to $4.60, inclusive. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range.
(6) The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $4.73 to $4.85, inclusive. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range.
(7) The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $4.73 to $4.85, inclusive. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range.
(8) The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $4.76 to $4.80, inclusive. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range.
(9) The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $4.70 to $4.79, inclusive. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range.
(10) The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $4.73 to $4.80, inclusive. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range.
(11) The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $4.51 to $4.55, inclusive. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range.
(12) The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $4.58 to $4.60, inclusive. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range.
(13) The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $4.68 to $4.80, inclusive. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range.
(14) The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $4.68 to $4.71, inclusive. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range.
(15) The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $4.68 to $4.72, inclusive. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range.
(16) The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $4.80 to $4.81, inclusive. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range.
(17) The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $4.71 to $4.75, inclusive. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range.

CUSIP No. 040221 103

(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth and/or incorporated by reference in Items 2, 3, 4 and 5 is hereby incorporated by reference into this Item 6.

To the best knowledge of the Reporting Persons, except as set forth herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of the Company, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit	Description
99.1	Joint Filing Agreement dated as of March 22, 2016, by and among Pharmstandard International S.A. and Public Joint Stock Company Pharmstandard

CUSIP No. 040221 103
SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.
Dated:  October 18, 2016

Pharmstandard International S.A.

By:	/s/ Eriks Martinovskis
Name: Eriks Martinovskis
Title: Director

Public Joint Stock Company Pharmstandard

By:	/s/ Chupikov Vladimir M.
Name: Chupikov Vladimir M.
Title: Chief Operating Officer

CUSIP No. 040221 103

Exhibit 99.1
JOINT FILING AGREEMENT

The undersigned hereby agree to the joint filing on behalf of each of them of the Statement on Schedule 13D with respect to the shares of common stock of Argos Therapeutics, Inc., and any further amendments to such statement on Schedule 13D executed by each of them pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.
The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided, however, that no party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be executed in separate counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.
IN WITNESS WHEREOF, the parties have executed this Joint Filing Agreement on March 22, 2016.

Pharmstandard International S.A.

By:	/s/ Eriks Martinovskis
Name: Eriks Martinovskis
Title: Director

Public Joint Stock Company Pharmstandard

By:	/s/ Chupikov Vladimir M.
Name: Chupikov Vladimir M.
Title: Chief Operating Officer